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March 10, 2014

VIA EDGAR, ORIGINAL TO FOLLOW BY U.S. MAIL

Geoff Kruczek
Attorney-Adviser, Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:                             Augusta Resource Corporation
Amended Schedule TO-T filed by HudBay Minerals Inc.
Filed March 6, 2014
File No. 005-82241

Dear Mr. Kruczek:

This letter is written on behalf of our client, HudBay Minerals Inc. (the “Company”), in response to a comment letter to the Company, dated March 7, 2014 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Schedule TO-T, filed by the Company with the Commission on February 11, 2014 (as amended, the “Schedule TO”).  Enclosed herewith is Amendment No. 8 to the Schedule TO (the “Amendment”).  For ease of reference, each comment is printed below in italics and is followed by the Company’s response.  Any capitalized term used but not defined herein has the meaning ascribed to such term in the Offer and Circular dated February 10, 2014, which is Exhibit (a)(1)(i) to the Schedule TO (the “Offer and Circular”).

Will I be able to withdraw previously tendered Augusta Shares?, page v

1.                                      We note your response to prior comment 6. With a view toward disclosure, please tell us any material consequences of satisfying the first condition in Section 4 at expiration, but subsequent withdrawals reduce the number of shares tendered.  For example, are there any material tax consequences?  Will you be limited as to what form of subsequent acquisition transaction can be consummated?  If tendered shares can be withdrawn after expiration, doesn’t this essentially negate the existence of a minimum tender condition?  For example, if the minimum tender condition is satisfied at expiration but shares are withdrawn thereafter, such that it was no longer satisfied, it appears from your revised disclosure that the bidder would be obligated to accept tendered shares.  Please explain in your response letter, with a view to additional disclosure, the impact of these potential scenarios.

Response:  We confirm that the Company intends to accept and pay for tendered Augusta Shares as promptly as possible after expiration of the initial offering period.  Accordingly, the Company does not believe that there is any material risk that tendered Augusta Shares will be withdrawn between the time that the minimum tender condition is satisfied, at the expiration of the initial offering period, and the time that Augusta Shares are first taken up, and the Company understands that Canadian issuers in fact do not typically experience withdrawal requests during this narrow window and do not describe the possible consequences of this because they believe such risk to be immaterial.  However, the Company confirms that, as the Staff notes, if hypothetically the minimum tender condition is satisfied at the expiration of the initial offering period (and all other conditions have been satisfied or waived and the Company otherwise was entitled to take up Augusta Shares) but Augusta Shares are withdrawn thereafter before being taken up, then the Company would nonetheless be obligated to accept tendered Augusta Shares that had not been withdrawn.

Take-Up and Payment for Deposited Augusta Shares, page 5

2.                                      Your revised disclosure in response to comment 8 in our initial comment letter indicates that under Canadian law, take up of tendered shares must occur within ten business days of the expiration of the offer.  Canadian law requires the bidder to pay for tendered shares within three business days after take up.  Thus it appears that under Canadian rules, the bidder could pay for shares tendered in the initial offering period up to 13 business days after expiration.  This would generally not be considered prompt under US payment practices and Rule 14e-1(c).  Tell us how you will comply with US rules in this regard.  We may have further comments.

Response:  The Company advises us that it will promptly accept and pay for tendered shares in accordance with Rule 14e-1(c).  Accordingly, the Company confirms that it will accept validly tendered shares for payment as soon after the expiration of the initial offering period as possible, in accordance with U.S. practice, and, similarly, will pay for the shares promptly (and not more than three business days) after expiration of the initial offering period.  The Company has revised the disclosure on page 18 of the Offer and Circular in response to the Staff’s comment.

Conditions of the Offer, page 16

3.                                      While we note the “concluding phrase” mentioned in your response to prior comment 11, your revisions to the final paragraph on page 18 continue to indicate that offer conditions may be asserted “prior to the first take up of and payment for” the shares, which is after expiration of the offer.  Your revisions also disclose that the offer conditions may be waived “after the Expiry Time.”  All offer conditions must be satisfied or waived as of the facts as they exist at expiration of the offer.  Please revise or advise accordingly.

Response:  The Company has revised the disclosure on page 18 of the Offer and Circular in response to the Staff’s comment.  The Company notes that, in accordance with Canadian law and as noted in the first full paragraph on page 20 of the Offer and Circular, if the Company elects to provide a Subsequent Offering Period, then the Expiry Time will be extended beyond the first take-up of Augusta Shares to the end of such Subsequent Offering Period, and the first take-up of Augusta Shares will occur promptly following the expiration date of the Offer as it existed prior to the extension to accommodate the Subsequent Offering Period.  Accordingly, in its revision to the first sentence of the final paragraph on page 18, the Company has stated that conditions to the Offer must be asserted prior to the end of the initial offering period, i.e. the earlier to occur of the Expiry Time or the first take-up of Augusta Shares.

4.                                      Your revisions in response to prior comment 12 continue to indicate that when a condition is triggered and you decide to proceed with the offer anyway, you may then later assert or waive that condition.  Please note that we believe that proceeding with the offer under these circumstances constitutes a waiver of the triggered condition(s).  Please confirm your understanding and revise your disclosure.

Response:  On behalf of the Company, we confirm the Company’s understanding of the matters set forth in the Staff’s comment above.  The Company has revised the disclosure on page 18 of the Offer and Circular in response to the Staff’s comment.

Additional Information

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need further information or wish to discuss these matters further, please do not hesitate to contact me at 212-530-5026 or mmandel@milbank.com.

Very truly yours,

/s/Mark L. Mandel

Mark L. Mandel

Copies to: Patrick Donnelly, HudBay Minerals Inc.
Mark Haber, HudBay Minerals Inc.
Kari MacKay, Goodmans LLP

Enclosure